Issuer Free Writing Prospectus, dated January 31, 2012

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated January 31, 2012

Registration Statement No. 333-178130

$300,000,000

Toll Brothers Finance Corp.

5.875% Senior Notes due 2022

Guaranteed on a Senior Basis by

Toll Brothers, Inc.

and Certain of its Subsidiaries

Pricing Term Sheet

Issuer:	Toll Brothers Finance Corp.
Security:	5.875% Senior Notes due February 15, 2022
Size:	$300,000,000
Net Proceeds to Issuer Before Expenses:	$296,244,000
Maturity:	February 15, 2022
Coupon:	5.875%
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2012
Public Offering Price:	99.998% of the Principal Amount
Spread to Benchmark Treasury:	407.6 bps
Benchmark:	UST 2.000% due November 15, 2021
Optional Redemption:	Make-whole call at T + 50 bps prior to November 15, 2021, plus accrued and unpaid interest. On or after November 15, 2021, redeemable at par, plus accrued and unpaid interest.
Trade Date:	January 31, 2012
Settlement:	T+5; February 7, 2012
Ratings:	Ba1 (stable) BB+ (stable) BBB– (stable)
CUSIP:	88947E AK6
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:	PNC Capital Markets LLC Capital One Southcoast, Inc. SMBC Nikko Capital Markets Limited BMO Capital Markets Corp. Comerica Securities, Inc. U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, RBS Securities Inc. at 1-866-884-2017 or SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or other email system.